3/7/03

**A/P 3/5/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03014496

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23669

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Instinet Clearing Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center 900 Plaza 10
(No. and Street)

Jersey City (City) NJ (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Fay 212-310-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2003
WASH. D.C. 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 2 0

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Fay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Instinet Clearing Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

LINDA M. CIRAGO
Notary Public, State of New York
No. 01CI4526914
Qualified in Suffolk County
Commission Expires 2/28/2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditors report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Instinet Clearing Services, Inc.

(A wholly owned subsidiary of Instinet Corporation)

Statement of Financial Condition

December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Instinet Clearing Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Instinet Clearing Services, Inc. (the "Company"), at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 27, 2003

Instinet Clearing Services, Inc.
(A wholly owned subsidiary of Instinet Corporation)
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 17,331,300
Securities segregated in compliance with federal regulations	251,403,564
Securities owned, at market value	40,370,180
Securities borrowed	539,590,450
Receivable from broker-dealers and clearing organizations	86,582,482
Receivable from customers	44,244,383
Receivable from affiliates	799,428
Fixed assets (net of accumulated depreciation of $201,091)	343,479
Deferred tax asset, net	1,575,000
Exchange memberships, at cost (market value $443,363)	971,469
Other assets	373,637
Total assets	$ 983,585,372
Liabilities and Stockholder's Equity	
Securities loaned	$ 453,251,445
Payable to customers	266,556,394
Payable to broker-dealers and clearing organizations	65,081,089
Payable to affiliates	7,698,508
Other liabilities and accrued expenses	17,539,394
Total liabilities	810,126,830
Stockholder's equity	
Preferred stock , $10.00 par value: 100 shares authorized (Series A Preferred Stock, $10,000 liquidation preference 30 shares outstanding)	300
Capital stock, par value $1 per share; authorized 10,000 shares, issued and outstanding 8,300 shares	8,300
Additional paid-in capital	166,369,786
Retained earnings	7,080,156
Total stockholder's equity	173,458,542
Total liabilities and stockholder's equity	$ 983,585,372

The accompanying notes are an integral part of this financial statement.

1. Nature of Business

Instinet Clearing Services, Inc. (the "Company" or "ICS") is a wholly owned subsidiary of Instinet Corporation ("Instinet" or "Parent"), which is a wholly owned subsidiary of Instinet Global Holdings, Inc. ("IGHI"), which is a wholly owned subsidiary of Instinet Group Incorporated ("IGI"), who is ultimately majority owned by Reuters Group PLC ("Reuters"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD") as well as a member of the American, Boston, Cincinnati, Chicago, Pacific and Philadelphia Stock Exchanges, the Chicago Board Options Exchange and Euronext N.V.

The Company provides securities clearance, customer financing and securities lending services. The Company, as a clearing broker, carries accounts and clears transactions for customer cash and margin accounts, for correspondent accounts on a fully disclosed basis and for proprietary trading accounts of correspondents. In addition, the Company acts as clearing broker for the customer activity of Instinet and other affiliates on a fully disclosed basis.

2. Significant Accounting Policies

Cash and cash equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounting estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

Customer transactions
Customer transactions are recorded on a settlement date basis, which is generally three business days after trade date. Clearing fees and related clearing expenses are recorded on a trade date basis.

Securities owned
Securities owned are recorded on a trade date basis and are carried at market value.

Securities borrowed and loaned
Securities borrowed and securities loaned are financing arrangements that are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. The amount of collateral required to be deposited for securities borrowed is an amount generally in excess of market value of the securities borrowed. For securities loaned, the Company receives collateral in the form of cash or other collateral that exceeds the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained, or refunded, when deemed appropriate.

The Company has an active securities borrowed and lending matched book business ("Matched Book"), in which it borrows securities from one party and lends them to another party. When the

Company borrows securities, it provides cash to the lenders as collateral and earns interest revenue. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral and the Company pays interest expense. The initial collateral advanced or received approximates or is greater than, the fair value of the securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained, or refunded, when deemed appropriate.

Securities purchased under agreements to resell and securities sold under agreements to repurchase

Transactions involving purchases of securities under agreements to resell are treated as collateralized financing transactions and are recorded at their contracted resale amounts plus accrued interests. It is the Company's policy to take possession of securities with a market value in excess of the principal amount loaned plus the accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral, or to retrieve excess collateral from counterparties, when deemed appropriate.

Collateral arrangements

At December 31, 2002, the Company has pledged as collateral, proprietary securities of $21,090,607 which have not been reclassified and are reported separately. At December 31, 2002, the fair value of collateral held by the Company that can be sold or repledged totaled approximately $777,285,787. Such collateral is generally obtained under resale and securities borrowing agreements. Of this collateral, approximately $699,037,234 has been sold or repledged, generally to cover short sales or effect deliveries of securities. In addition, securities in customer and affiliate accounts with a fair value of approximately $47,548,681 can be sold or repledged by the Company.

Derivatives

The Company may enter into forward foreign currency contracts to facilitate customers' settling transactions in various currencies, primarily the U.S. dollar, British pound or Euro. The Company enters into forward foreign currency contracts with third parties, with terms generally identical to its customers' transaction, thereby mitigating its exposure to currency risk. Forward foreign currency contracts generally do not extend beyond 14 days and realized and unrealized gains and losses resulting from these transactions are recognized in the period during which they are incurred.

3. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Accounts receivable from and payable to broker-dealers, clearing organizations and others at December 31, 2002, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 55,315,399	$ 41,814,415
Securities/cash on deposit at clearing organizations	24,613,567	-
Fees, commissions and other receivable/payable	6,653,516	23,266,674
	$ 86,582,482	$ 65,081,089

At December 31, 2002, included in receivable from clearing organizations was approximately $23,015,186 of U.S. Government Securities.

4. Receivable From and Payable to Customers

Amounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers, other than those fully paid for, are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition.

5. Commitments and Contingencies

In the ordinary course of business, the Company has been named as a defendant in lawsuits incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these lawsuits will not result in any material adverse effect on the Company's financial position.

6. Income Taxes

The Company, together with other IGI subsidiaries in the U.S., files a consolidated Federal income tax return. The Company pays or recovers from Instinet the taxes it has recorded, which are calculated on a separate company basis under a tax sharing agreement with IGI. The Company records deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates. Deferred tax expenses and benefits are recognized in the statement of income for changes in deferred tax assets and liabilities.

The temporary differences which have created deferred tax assets and liabilities are detailed below:

	December 31, 2002
Deferred tax assets	
Accruals and allowances	$ 1,874,000
Total deferred tax assets	1,874,000
Deferred tax liabilities	
Depreciation and amortization	(276,000)
Unrealized gains on securities owned	(23,000)
Total deferred tax liabilities	(299,000)
Valuation allowance	-
Deferred tax assets, net	$ 1,575,000

The Company determined that no valuation allowance against deferred tax as of December 31, 2002 was necessary as management believes that it is more likely than not that the deferred tax assets will be realized.

7. Credit, Market and Other Risks

The Company is exposed to substantial credit risk from its customers securities transactions during the period between the transaction date and the settlement date. This period is three business days in the U.S. equities markets and can be as much as 30 days in some international markets. In addition, the Company may have credit exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Company holds the securities that are the subject of the transaction as collateral for our customer receivables. Adverse movements in the prices of these securities can increase our credit risk. The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits and enforcing credit standards based upon a review of the counterparties' financial condition and credit ratings. The Company monitors trading activity and

collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

The Company uses securities borrowed and loaned transactions to facilitate the settlement process to meet its customers needs. Under these transactions, the Company either receives or provides collateral, generally cash or securities. In the event the counterparty is unable to meet its contractual obligations to return the pledged collateral, the Company may be exposed to the market risk of acquiring the collateral at prevailing market prices.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions. The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

8. Short-Term Financing

The Company meets its short-term financing needs by obtaining bank loans on a secured basis. The Company has a secured line of credit (broker's line) of $200,000,000, and intra day overdraft facilities of $211,000,000. As of December 31, 2002, there were no outstanding balances on these borrowings. Interest rates on such borrowings are generally negotiated at the time of the transactions and reflect market interest rates.

9. Related Party Transactions

From time to time, the Company enters into securities borrowed transactions on a fully collateralized basis on behalf of its foreign affiliates. At December 31, 2002 included in securities borrowed on the statement of financial condition is $982,080 related to such securities borrowed transactions.

Pursuant to an operating agreement, Instinet provides the Company with all operational, management and administrative personnel, facilities and other services necessary to conduct its securities processing business.

The Company occupies space for which the lease is held by IGHI.

The Company generates a significant portion of its revenues from providing clearing services to its affiliates. Also, Instinet provides the Company with ongoing administrative, operational and financial support. Therefore, the Company's financial condition may not necessarily be indicative of those which would have resulted if the Company had been operated as an unaffiliated company.

Substantially all employees of the Company participate in the IGI stock option plan ("Instinet Plan"), which was adopted in February 2000, and amended on September 2, 2000. IGI applies APB Opinion No. 25, "Accounting for Stock Issued to Employees", SFAS No. 123, "Accounting for Stock-Based Compensation", and related accounting interpretations for the Instinet Plan. All charges related to the Instinet Plan are borne by IGI. Disclosures required by SFAS 123, "Accounting for Stock-Based Compensation", are included in the 2002 Form 10-K of IGI.

Substantially all of the employees participate in a defined contribution pension plan sponsored by Reuters. The Reuters Retirement plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 13% of their annual base salary to the 401(k) Plan and the Company contributes 8.125% of the employees annual bases salary. In January 2003, the Company terminated its participation in the 401(k) Plan and began participating in the newly formed IGI 401(k) plan. All charges relating the 401(k) Plan are borne the Parent.

10. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosure about Fair Value of Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate fair value of all financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments have been adjusted to reflect their estimated fair value or are short term in nature and bear interest at current market rates.

11. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method, which requires that the Company maintain minimum net capital equal to the greater of $1,500,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2002 the Company had net capital of $163,084,139, which was $160,179,620 in excess of its required net capital of $2,904,519.

The Company is subject to Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2002 the Company computed the reserve requirement for customers and was required to segregate $195,926,281 in the special reserve bank account for the exclusive benefit of customers.

The Company also computed the reserve requirement for proprietary accounts of introducing broker-dealers. At December 31, 2002 the Company's calculation required $11,668,323 to be segregated in the special reserve bank account for the exclusive benefit of our introducing broker-dealers.

12. Subsequent Event

On January 7, 2003, the Company purchased the remaining 90.1% of membership interests of Harborview, LLC for approximately $594,000, thereby becoming the sole member.